
12060144


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8- 68404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOLD BROTHERS CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 6TH AVENUE, 2ND FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT A. VALLONE (646) 745-2135
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY, NEE, BUCK, & OSWALD, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, SUITE B20 BETHLEHEM, PA 18020
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT A. VALLONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOLD BROTHERS CAPITAL, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

SARAH-RACHEL WALTERS
Notary Public State of New York
No. 01WA5049715
Qualified in Richmond County
Commission Expires September 18, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLD BROTHERS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

HOLD BROTHERS CAPITAL, LLC

Contents

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

INDEPENDENT AUDITOR REPORT

To the Members
Hold Brothers Capital, LLC.:

We have audited the accompanying statement of financial condition of Hold Brothers Capital, LLC. (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hold Brothers Capital, LLC. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC
Bethlehem, PA 18020
February 23, 2012

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477 • Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
117 West End Avenue • # 210 • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

HOLD BROTHERS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
Cash and cash equivalents	$ 6,499
Receivable from broker-dealers and clearing organizations	967,836
Securities owned:	127,259
TOTAL ASSETS	$ 1,101,594
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Payable to related parties	$ 382,290
Accounts payable and accrued expenses	82,867
TOTAL LIABILITIES	465,157
MEMBERS' EQUITY	
Class A voting, members' units	172,265
Class B nonvoting, members' units	464,172
	636,437
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,101,594

See notes to financials

HOLD BROTHERS CAPITAL, LLC

Notes to Financial Statements
December 31, 2011

NOTE A – ORGANIZATION

Nature of business

Hold Brothers Capital, LLC (the "Company") was organized in 2009 in the State of New Jersey as a limited liability company. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Chicago Board Options Exchange (the "CBOE").

The Company engages in the trading of equity securities. The Company provides these services through its home office in New York City, New York.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents:

Cash and cash equivalents include cash and money market accounts.

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Financial instruments are recorded at fair value in accordance with FASB ASC 820.

Income taxes:

A limited liability company is treated as a partnership for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the income tax returns of its members. Therefore, no provision for income tax has been provided.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of management's review:

Management has evaluated events through February 23, 2012, the date on which the financial statements were available to be issued.

HOLD BROTHERS CAPITAL, LLC

Notes to Financial Statements
December 31, 2011

NOTE C – FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

Fair Value Measurements on a Recurring Basis
As of December 31, 2011

	Level 1	*Level 2*	*Level 3*	*Netting and Collateral*	*Total*
ASSETS					
Securities owned:					
Equities	127,259	$-	$-	$-	$127,259

HOLD BROTHERS CAPITAL, LLC

Notes to Financial Statements
December 31, 2011

NOTE D – RELATED PARTY TRANSACTIONS

The Company is a customer of Hold Brothers On-Line Investment Services, LLC, a related company. Receivable from broker-dealers includes $717,836 due from Hold Brothers On-Line Investment Services, LLC. Included in payable to related parties is $129,480 related to transaction fees paid to Hold Brothers On-Line Investment Services, LLC. Included in payable to related parties is $170,000 related to rent and occupancy payments made to Skeffington Asset Management, a related party. Also included in payable to related parties is $82,810 payable to certain Class B members.

NOTE E – MEMBERS' EQUITY

The Class A member units are voting.

The Class B members' units are nonvoting. Each Class B member is allocated the net income or loss from certain trading activities.

NOTE F – MARKET AND CREDIT RISK

At December 31, 2011, cash and cash equivalents were held on deposit at diversified U.S. financial institutions.

NOTE G – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2011, the Company had net capital of $617,348, which was $517,348 in excess of its required net capital of $100,000. The Company ratio of aggregate indebtedness to net capital was .75 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE H – SHORT-TERM BORROWINGS

The principal sources of financing for the Company is an available bank credit line of $1,000,000. At December 31, 2011, there were no loans outstanding under this facility. Interest is charged at the three-month average of the London Interbank Offered Rate plus 25 basis points.